

December 8, 2011

Via E-mail
Mr. Yancey L. Spruill
Chief Financial Officer
DigitalGlobe, Inc.
1601 Dry Creek Drive, Suite 260
Longmont, CO 80503

> **Re:**   **DigitalGlobe, Inc.**
> **Form 10-K/A for the fiscal year ended December 31, 2010**
> **Filed May 27, 2011**
> **File No. 001-34299**

Dear Mr. Spruill:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the fiscal year ended December 31, 2010

Exhibit 31.1 and 31.2

1.   We see your Section 302 certifications filed with the 10-K/A included inadvertently omitted required language in the introductory paragraph of paragraph 4 and 4(b). Additionally, we see the Section 302 and 906 certifications filed on May 27, 2011 were dated February 28, 2011. Please respond to the following:

- Tell us whether the original hard copy Section 302 certifications signed by the CEO and CFO on February 28, 2011 contained the required introductory paragraph 4 and paragraph 4(b) information;
- Provide us additional details regarding how the incomplete Section 302 certifications were filed with the 10-K on February 28, 2011;
- Tell us your basis for including certifications filed on May 27, 2011 that are dated February 28, 2011; and
- Provide us with a copy of the manually signed certifications dated February 28, 2011 (refer to Regulation S-T 232.02(b)).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leigh Ann Schultz at (202) 551-3628 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding these comments. You may also contact me at (202) 551-3815 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director